

June 29, 2010

Novaira Haider
Chief Executive Officer and Treasurer
Resume In Minutes, Inc.
3711B Madison Lane
Falls Church, VA 22041

> **Re: Resume in Minutes**
> **Amendment Number 1 to Form S-1**
> **Filed June 23, 2010**
> **File No. 333-166734**

Dear Ms. Haider:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please update your financial statements to comply with Rule 8-08 of Regulation S-X.

Risk Factors, page 4

2. We note your response to comment eight from our letter dated June 7, 2010. Please revise your prospectus to state throughout that the company is a shell company and create a new risk factor that highlights the risks posed by being a shell company.

"It is possible for the security of personal information submitted by our customers on our website to be breached," page 5

3. We note your response to comment 10 from our letter dated June 7, 2010. Please expand your disclosure to explain this risk and address how it could impact your business or results of operations.

Selling Shareholders, page 6

4. We note that you have reduced the number of shares being sold by your selling stockholders. Please revise your selling stockholder table to accurately reflect the number and percentage of shares of common stock each selling stockholder will own after completion of the offering.

Rule 144 Shares, page 12

5. Please prominently indicate that the company is a shell company. Accordingly, the securities sold in this offering can only be resold through registration under the Securities Act of 1933; Section 4(1), if available, for non-affiliates; or by meeting the conditions of Rule 144(i).

Management's Discussion and Analysis, page 14

6. We note your response to comment 17 from our letter dated June 7, 2010 as well as your statement that your goal is to target approximately 1,000 students each month and generate approximately $15,000 per month in revenue. However, we also note your statement that in order to achieve this goal you intend to obtain a combination of 375 lifetime service customers and/or 1,500 one time service customers per month. Please clarify how you intend to obtain 1,500 one time service customers per month if you are only targeting 1,000 students per month.

7. We note your response to comment 18 from our letter dated June 7, 2010. Please expand the disclosure in your liquidity section to quantify, if possible, the additional operating expenses you expect to incur as a result of being a public company and clarify whether management's expectations regarding your short term and long term cash flow needs contemplate these additional costs.

        You may contact Rahim Ismail, Staff Accountant, at (202) 551-4965 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-Advisor, at (202) 551-3367, or Celeste Murphy, Legal Branch Chief, at (202) 551-3257 with any other questions.

                                                Sincerely,

                                                Larry Spirgel
                                                Assistant Director

cc: Gregg E. Jaclin, Esq.
      Via facsimile: (732) 577-1188